Exhibit 99.2
                                                                    ------------

FOR IMMEDIATE RELEASE                                         4 December 2002



                      Ogilvy and Young & Rubicam take stake
                                in LG Ad in Korea



London and Seoul, 4 December 2002: Ogilvy and Young & Rubicam, two of the world's leading advertising agencies announced today that they had acquired a 36% in LG Ad, Korea's second largest advertising agency.

The decision reflects both the long-term growth prospects in Korea, Asia's third largest advertising market, worth US $5.6 billion, and also its growing internationalization.

Sir Martin Sorrell, Chief Executive Officer of WPP, the parent company of Ogilvy and Young & Rubicam, said the investment was motivated by Korea's evident economic success. "We have been relatively under-represented in Korea, and this investment reflects our wish to remedy that. We had always hoped that LG Ad could be our partner and very much admire their professionalism, sound management and advertising product.

"It is a very well-managed business and the existing management will take LG Ad forward with us. The partnership will allow LG Ad to work closely with some of our leading company brands. It also allows us to take the experience of Korea - as perhaps the market in the world which is most successfully developed in terms of the integration of the internet broadband and conventional media - to the rest of the world."

In-Ho Lee, Chief Executive Officer of LG Ad, said "LG Ad very much welcomes the new partnership with WPP. This partnership will not only strengthen our position in Korea but provides us with a first class global network that can support our clients' rapid expansion. The LG Ad and WPP partnership is a truly win-win situation, where the companies, people and clients all benefit from a great partnership."

Young-Soo Kim, Executive Vice President at LG Electronics, the largest client of LG Ad, said "LG Electronics anticipates that the partnership will benefit LGE's global communications campaign."

LG Ad had revenues of KRW 57.3 billion in 2001 and employs over 500 people. Its major clients include LG Electronics, LG Chemical, LG Telecom, LG Group, Korean Air, Daehan Investment & Trust and Nike.

The investment in LG Ad will be managed jointly by two of WPP's operating companies, Ogilvy & Mather Worldwide and Young & Rubicam Advertising. Senior executives of both agencies will be nominated to join the Board of LG Ad.

WPP's existing operations in Korea include advertising agencies Ogilvy & Mather, Dentsu Young & Rubicam, JWT/AdVenture; media specialists Mediaedge:cia and new media experts OgilvyInteractive; information and consultancy company Research International; public relations firms Ogilvy Public Relations Worldwide, Merit/Burson-Marsteller; branding and identity firm Landor Associates; and promotions specialists Maxx Marketing.

WPP clients include more than 300 of the Fortune Global 500, over one-half of the Nasdaq 100 and over 30 of the Fortune e-50. WPP companies employ 64,000 people working from 1,400 offices in 103 countries.




For further information, contact:
J.S. Kang, LG Ad                  Tel:  (Seoul) +822 3777 2110
Feona McEwan, WPP                 Tel:  (London) +44 20 7408 2204
www.wpp.com